Exhibit 99.1

NEWS RELEASE

MDA SPACE AWARDED $474 MILLION TO EXPAND THE

TELESAT LIGHTSPEED LEO CONSTELLATION

Follow-on order of MDA AURORATM satellites will enable Telesat to meet the needs of both commercial and defence customers

TORONTO, ON (August 4, 2026)–MDA Space Ltd. (TSX:MDA) (NYSE:MDA), a trusted mission partner to the rapidly expanding global space industry, will be supplying Telesat LEO ULC, a division of Telesat Corporation (Nasdaq:TSAT) (TSX:TSAT) with additional MDA AURORATM next-generation broadband satellites, coinciding with the operator’s announcement today that it is expanding the Telesat Lightspeed low Earth orbit constellation.

Telesat announced that it is expanding its LEO constellation by 69 satellites, bringing the total number of fully funded satellites from 156 to 225. For MDA Space, this represents an increase of 27 satellites to the previously announced 198 satellites being manufactured for the Telesat Lightspeed LEO constellation. As a result, MDA Space has increased the total value of the contract by $474 million, which includes the new satellites, the addition of 500 MHz of military Ka-band to Lightspeed satellites currently being built, replacing the same amount of commercial Ka-band spectrum, and other long-lead items.

This constellation expansion follows the Strategic Partnership Agreement announced last year between MDA Space, the Department of National Defence and Telesat to provide connectivity across the Canadian Arctic as part of the Enhanced Satellite Communications Project-Polar (ESCP-P) program, enabling the Canadian Armed Forces to operate effectively in the region.

“Reliable military communication in the Arctic is a necessity for protecting Canadian sovereignty, maintaining situational awareness, coordinating joint operations with allies, and responding quickly to emergencies in a region where every minute counts,” said Mike Greenley, CEO of MDA Space. “As a Canadian-based global leader in space and satellite systems, MDA Space is proud to partner with Telesat and the Government of Canada to help equip the Canadian Armed Forces with some of the most advanced capabilities on the market to keep Canadians safe.”

The ESCP-P program will also include a secure Ultra-High Frequency (UHF) and X-band constellation in Medium Earth Orbit (MEO). The Government of Canada announced today that MDA Space will serve as the prime contractor responsible for end-to-end mission delivery and that negotiations to advance the definition and development of the UHF and X-band services are underway. Contract details will be disclosed once finalized. Telesat will serve as a subcontractor to MDA Space on this component of the program.

All MDA AURORATM satellites being designed, built and tested by MDA Space for the Telesat Lightspeed constellation will feature 500 MHz of military Ka-band spectrum alongside Ka-band commercial spectrum, fulfilling a critical national defence commitment of facilitating military communications across the high-latitude region in support of Canada’s continental-security objectives and its obligations to allied partners. The satellites will be built at the company’s state-of-the-art, high-volume manufacturing facility in Montréal.

The majority of the increase in contract value of $474 million will be added to the company’s backlog in the third quarter of 2026 as some long-lead-time items were previously added.

FORWARD-LOOKING STATEMENTS

This news release may contain forward-looking information within the meaning of applicable securities legislation, which reflects the company's current expectations regarding future events. Such forward-looking information includes, but is not limited to, the ultimate number of satellites to be delivered to Telesat by MDA Space, the technical specifications and functionality of the satellites that are delivered, the ability of the delivered satellites to fulfill the purpose for which they were intended and the ultimate conversion by MDA Space of any of its backlog into revenue. Forward-looking statements are based on certain assumptions and analyses made by MDA Space in light of management's experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties and other factors which may cause the actual results, performance or achievements of MDA Space to differ materially from those anticipated in such forward-looking statements for a variety of reasons, including without limitation the risks and uncertainties detailed under the "Risk Factors" section of MDA Space's annual information form dated March 4, 2026.

Although MDA Space believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking statements. There are a number of additional risks and uncertainties affecting or that could affect MDA Space, which could cause actual results and developments to differ materially from those described in, expressed or implied by these forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information included within this press release. These forward-looking statements speak only as of the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT MDA SPACE
Building the space between proven and possible, MDA Space (TSX:MDA) (NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission — bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit mda.space.

MEDIA CONTACT
Amy MacLeod
Vice President, Corporate Communications
613-796-6937
amy.macleod@mda.space

INVESTOR CONTACT
Jim Floros
Vice President, Investor Relations
289-914-0209
jim.floros@mda.space

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